September 18, 2009
Ms. Allicia Lam
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE
Washington, DC 20549-4561
Re:	Midwest Banc Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 11, 2009 File No. 001-13735
Dear Ms. Lam:
Midwest Banc Holdings, Inc. hereby requests the Securities and Exchange Commission grant it additional time to respond to the comments provided to us in your letter dated September 2, 2009. As discussed, Midwest hereby requests that it be given until September 29, 2009 to provide these responses.

Sincerely,
/s/ JoAnn Sannasardo Lilek
JoAnn Sannasardo Lilek
Executive Vice President and Chief Financial Officer